April 29, 2009

Ms. Kristi Marrone

United State Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE: Raines Lenders LP File No. 0-18523

Dear Ms. Marrone:

In response to your letter dated April 3, 2009 to Michael A. Hartley, Chief Financial Officer of Raines Lenders, we are submitting this correspondence. In response to item 1 in the above mentioned letter, we expand our Tandy language to include all company filings; therefore, on behalf of Raines Lenders LP, I hereby acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in their filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In response to items 2 and 3, we are filing amended Form 10-Q's for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 with the corrected language in Item 4 Controls and Procedures and Exhibits 31.1 and 31.2. In response to item 4, our future filings will include in Exhibit 31.1 and 31.2 the exact wording required by Item 601(b)(31). I appreciate your help with this matter. Thank you.

Mary Anne Collins